

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Via U.S. Mail
Yan Suan Sah
Chief Executive Officer
REDtone Asia, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Road
Kwun Tong, Hong Kong

> **Re: REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc.)**
> **Form 8-K/A filed on September 30, 2010**
> **Form 10-Q for the quarterly period ended November 30, 2010**
> **Filed January 13, 2011**
> **File No. 333-129388**

Dear Ms. Sah:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed on September 30, 2010

General

1.   Companies often change auditors as a result of a reverse merger. Please confirm whether the company has changed auditors from Madsen & Associates CPA's, Inc. If so, please revise your filing to include appropriate disclosure under Item 4.01.

2.   Please provide an organizational diagram showing the relationships between the company and its related entities (e.g., REDtone related companies, other parents and subsidiaries) both immediately before and after your recent reverse merger transaction.

REDtone China, page 4

3.   We also note your disclosure in the sixth paragraph on page 4 that says REDtone "will deliver discounted calls;" REDtone "will provide the necessary support for sales and

marketing, customer care, technical system, and other related matters for China TieTong's consumer and corporate voice services;" and REDtone will be the "sole distributor for China TieTong … in Shanghai." However, your charts on pages 5 and 7 indicate a narrower role in the distribution of calls. The charts appear to indicate that you own the E-Purse System and are a collection agent for Shanghai Hong Sheng Network Telecommunications Ltd. In this regard, it appears you distribute sold airtime to consumers who in turn pay dealers for this airtime. Please revise this section to more accurately describe your business. In this regard, it appears that you focus on the sales of airtime for phone calls at a discounted rate (such as a calling card with voice minutes) and do not provide any direct communication services. Please confirm and revise accordingly.

4.   Further we note your statement that you have the network capacity for 437E1 where each E1 allows for average transmissions of 100,000,000 minutes per month. Please clarify whether you have the ability to sell this many minutes on China TieTong's network.

Regulatory Matters, page 12

5.   Your current discussion of PRC laws and regulations governing your business does not address the regulatory requirements for a foreign investment entity operating a telecommunication business in the PRC. Revise to discuss the PRC regulations and the governmental bodies that oversee your business and corporate structure. In this regard, we draw specific attention to any required business licenses and the registration requirements of the principals of your company.

Sale of Unregistered Securities, page 18

6.   We note you have sold unregistered securities to Grand Trading Investment when you were a shell company. Please disclose these securities may not be resold unless the requirements of paragraph (i) of Rule 144 are met.

Executive Compensation, page 22

7.   Revise to provide the executive compensation disclosure required by Item 402(m) of Regulation S-K.

Certain Relationships and Related Transactions, page 23

8.   Revise to provide the disclosure required by Item 407(a) regarding the independence of your board of directors.

9.   Also, we note your statement that there were no related transactions between June 1, 2010 and the date of the Form 8-K/A. However, Instructions to Item 404(d) of

Regulation S-K require you to provide information on related party transactions for the past two fiscal years. Revise accordingly.

10.   Further, provide the information required by Item 701 of Regulation S-K regarding the recent sales of unregistered securities for the past three years.

Financial Statements - General

11.   Please revise your filing to include auditor's report covering the financial statements provided in your filing.

Note 3 – Summary of Significant Accounting Policies, page 29

12.   Please expand your disclosure to explain your revenue recognition policy for each of the major products and services you offer (i.e., EMS, corporate and reload services.) In that regard, please clarify whether prepaid services expire if they are not used within a certain period, or if they carry-over indefinitely until utilized.

Exhibits

13.   Please file your business collaboration agreement with China TieTong Telecommunications and intellectual property agreement referenced on page 12.

14.   Further, we note you are a distributor for prepaid 2G and 3G mobile phone calls. File your agreements with China Mobile, China Unicom, and China Telecom for these services.

Form 10-Q for the Fiscal Quarter Ended November 30, 2010

Consolidated Statements of Cash Flows, page 27

15.   It is unclear why changes in amounts due to/from a related party have been included within operating activities, as opposed to investing or financing, depending on their nature. Please reclassify, as appropriate. Further, please expand your disclosure to discuss the nature of this receivable and when it is expected to be repaid. If it is not expected to be repaid within 12 months of your balance sheet date, please reclassify outside of current assets.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 15

Service Cost, page 16

16.   Please revise your disclosure to explain in more detail why service cost for the six month period ended November 30, 2010 increased by 900% over the prior interim period.

Item 4T. Controls and Procedures, page 19

17.   We note that you assessed disclosure controls and procedures as not effective as of May 31, 2010 in your Form 10-K for the fiscal year then ended, but effective as of August 31, 2010 and November 30, 2010 in your Form 10-Q's for those periods; however no changes to your internal controls were reported in any of these filings. Please explain. Also explain how each weakness noted in your Form 10-K disclosures leading to an assessment of not effective was resolved such that your subsequent conclusions were that your disclosure controls and procedures were effective.

18.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting?

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

    Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert Littlepage for

Larry Spirgel
Assistant Director

cc: Via facsimile to 801-355-5005
        Callie Jones, Esq.
        Vincent & Rees